Exhibit 99.1

Bitfarms to Participate in the

Ladenburg Thalmann Technology Expo 2023

Presentation: Thursday, April 27, 2023 at 10:30 AM ET

Toronto, Ontario and Brossard, Québec (April 12, 2023) - Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global Bitcoin vertically integrated company, announced that management will be participating in-person at the Ladenburg Thalmann Technology Expo 2023 on Thursday, April 27, 2023.

Event:	Ladenburg Thalmann Technology Expo 2023
Date:	Thursday, April 27, 2023
Location:	Convene Hotel, 101 Park Avenue, New York, NY
Presentation:	10:30 AM ET, April 27, 2023
Webcast

The company’s presentation will be webcast live and available on the company’s website. For additional information or to schedule an in-person meeting, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities around the world, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com